UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 000-17859

Lake Sunapee Bank Profit Sharing –

Stock Ownership Plan

(Full title of the plan)

Lake Sunapee Bank Group

(Name of issuer of the securities held pursuant to the plan)

9 Main Street, P.O. Box 9, Newport, New Hampshire	03773
(Address of Principal Executive Offices of Issuer of securities)	(Zip Code)

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

December 31, 2015 and 2014

With Independent Auditor’s Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Audit Committee of the Board of Directors

Lake Sunapee Bank Profit Sharing – Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Lake Sunapee Bank Profit Sharing – Stock Ownership Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Bangor, Maine

June 28, 2016

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Cash	$—	$2,660
Investments, at fair value
Employer stock fund	3,415,261	3,652,119
Money market fund	882,631	574,109
Mutual funds	16,371,086	15,717,924

Total investments	20,668,978	19,944,152
Receivables
Participant loans	853,894	792,203

Net assets available for benefits	$21,522,872	$20,739,015

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment and participant loan income
Interest and dividends	$364,325
Contributions
Participants’	1,027,060
Employer’s	822,072
Rollover	251,215

Total contributions	2,100,347

Total additions	2,464,672

Deductions from net assets attributed to:
Net depreciation in fair value of investments	868,193
Benefits paid to participants	772,177
Loan discharges	32,120
Administrative expenses	8,325

Total deductions	1,680,815

Increase in net assets available for benefits	783,857
Net assets available for benefits
Beginning of year	20,739,015

End of year	$21,522,872

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan

The following description of the Lake Sunapee Bank Profit Sharing – Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of Lake Sunapee Bank, FSB (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to contribute a minimum of 1% up to a maximum of 100% of compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions in excess of limits established by the Internal Revenue Code (the Code) are returned to the participant as corrective distributions. Participants direct their contributions into various investment options offered by the Plan.

Effective January 1, 2008, the Bank may elect to make a discretionary qualified matching contribution in any plan year. The Bank elected to match 50% of participant deferrals up to 3% of compensation in 2015. For the year ended December 31, 2015, the discretionary match was $365,330.

Also effective January 1, 2008, the Bank elected to make an annual Safe Harbor non-elective contribution to the account of each eligible participant in an amount equal to 3% of the participant’s compensation for the plan year. For the year ended December 31, 2015, the Safe Harbor contribution was $456,742.

Participants are 100% vested in contributions.

Rollover contributions are allowed into the Plan.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Investments

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Loans

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are classified as distributions based upon the terms of the plan document.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid by the Bank.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

Management has considered transactions or events occurring through the date of issuance of these financial statements.

On May 5, 2016 Lake Sunapee Bank Group (LSBG), parent company of the Bank, and Bar Harbor Bankshares (“Bar Harbor”), the holding company for Bar Harbor Bank & Trust (“Bar Harbor Bank”), entered into an Agreement and Plan of Merger, dated as of May 5, 2016, by and between LSBG and Bar Harbor (the “Merger Agreement”), pursuant to which Bar Harbor will acquire LSBG subject to the terms and conditions set forth therein. Thereafter, pursuant to the terms of the plan of bank merger to be entered into by the Bank and Bar Harbor Bank, Lake Sunapee Bank, FSB will be merged with and into Bar Harbor Bank, with Bar Harbor Bank surviving. Under the terms of the Merger Agreement, each outstanding share of LSBG stock will be converted into the right to receive 0.4970 shares of Bar Harbor common stock. The transaction is expected to close in the fourth quarter of 2016 or first quarter of 2017, subject to customary closing conditions, including receipt of regulatory approvals and the approvals of the shareholders of the Company and Bar Harbor.

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2015 and 2014

3.	Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). ASU 2015-12 reduces the complexity in employee benefit plan accounting and simplifies financial reporting and disclosure requirements. ASU 2015-12 eliminates the requirements to disclose (1) individual investments that represent 5% or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. The Plan elected to apply ASU 2015-02 for the year ended December 31, 2015, and therefore the financial statements and related notes have been presented accordingly.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820). The ASU eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The Plan elected to apply the ASU for the year ended December 31, 2015, and therefore the financial statements and related notes have been presented accordingly.

4.	Income Tax Status

The Plan obtained its latest determination letter dated March 31, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	Related Party Transactions

LSBG, formerly New Hampshire Thrift Bancshares, Inc., is the holding company of the Bank. The Plan’s Employer Stock Fund investment includes 232,850 shares with a fair value of $3,266,891 and 224,714 shares with a fair value of $3,510,034 of LSBG stock at December 31, 2015 and 2014, respectively.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Fair Value Measurement

The fair value measurement accounting literature establishes a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy consists of three broad

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2015 and 2014

levels: Level 1 inputs consist of unadjusted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs as they generally provide the most reliable evidence of fair value.

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Level 1

Mutual funds and the money market fund are valued at the quoted net asset value of shares held by the Plan at year-end.

The fair value of the employer stock fund is based on the value of its underlying assets, which consist of shares of LSBG common stock and a money market fund. In accordance with FASB ASC Topic 820, the investment in the employer stock fund is measured using the net asset value per share (or its equivalent) practical expedient and has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets as of December 31, 2015 and 2014.

December 31, 2015	Total	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Money market fund	$882,631	$882,631
Mutual funds	16,371,086	16,371,086
Employer stock fund, at net asset value	3,415,261	—

Total	$20,668,978	$17,253,717

December 31, 2014
Money market fund	$574,109	$574,109
Mutual funds	15,717,924	15,717,924
Employer stock fund, at net asset value	3,652,119	—

Total	$19,944,152	$16,292,033

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Schedule H Line 4i – Schedule of Assets (Held at End of Year)

EIN: 02-0173110 Plan #002

December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	John Hancock Money Market Fund A	Money market fund	(1)	$882,631
	American Century Heritage Fund A	Mutual fund	(1)	133,756
	American Funds American High Income Trust R4	Mutual fund	(1)	58,792
	American Funds New World Fund R4	Mutual fund	(1)	107,123
	American Funds Small-Cap World Fund R4	Mutual fund	(1)	199,575
	American Funds US Government Sec Fund R4	Mutual fund	(1)	26,077
	DWS RREEF Real Estate Securities Fund A	Mutual fund	(1)	186,225
	Eaton Vance Large-Cap Value Fund A	Mutual fund	(1)	216,513
	Franklin Balance Sheet Investment R	Mutual fund	(1)	36,336
	Ivy Asset Strategy Fund A	Mutual fund	(1)	92,508
	John Hancock II Lifestyle Conserv Fund A	Mutual fund	(1)	129,530
	John Hancock Lifecycle 2015 Fund A	Mutual fund	(1)	3,345,968
	John Hancock Lifecycle 2020 Fund A	Mutual fund	(1)	2,376,001
	John Hancock Lifecycle 2025 Fund A	Mutual fund	(1)	2,084,096
	John Hancock Lifecycle 2030 Fund A	Mutual fund	(1)	2,829,379
	John Hancock Lifecycle 2035 Fund A	Mutual fund	(1)	1,829,906
	John Hancock Lifecycle 2040 Fund A	Mutual fund	(1)	1,020,353
	John Hancock Lifecycle 2045 Fund A	Mutual fund	(1)	1,168,304
	Oppenheimer Developing Markets Fund A	Mutual fund	(1)	50,835
	Oppenheimer International Growth Fund A	Mutual fund	(1)	106,034
	PIMCO Total Return Fund A	Mutual fund	(1)	137,825
	Prudential Jennison 20/20 Focus Fund A	Mutual fund	(1)	96,985
*	Lake Sunapee Bank Group	Unitized investment fund,
		210,144 shares	(1)	3,415,261
*	Participant Loans	3.25%-3.50%, maturities
		range from 2016 - 2045	—	853,894

				$21,522,872

*	Identifies a party-in-interest to the Plan.
(1)	Participant directed investments, information not required

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lake Sunapee Bank Profit Sharing – Stock Ownership Plan

/s/ Jodi Hoyt
Jodi Hoyt
Chief Human Resources Officer
[Plan Administrator]

June 30, 2016